SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2025 –December 31, 2025) filed with the Tokyo Stock Exchange on Monday, February 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 9, 2026	By	/s/ Hidetake Takahashi
Hidetake Takahashi

Member of the Board of Directors

Representative Executive Officer

President and Chief Executive Officer

Responsible for Digital Innovation Unit

Responsible for Corporate Strategy and Management Unit

ORIX Corporation

Consolidated Financial Results

April 1, 2025 – December 31, 2025

February 9, 2026

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2025 to December 31, 2025

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2025

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2025	2,408,910	11.8%	366,284	26.0%	567,719	48.1%	389,675	43.4%
December 31, 2024	2,154,484	5.4%	290,724	9.3%	383,377	23.7%	271,777	24.0%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥771,788 million for the nine months ended December 31, 2025 (year-on-year change was a 131.9% increase) and ¥332,813 million for the nine months ended December 31, 2024 (year-on-year change was a 0.1% decrease)

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2025	347.14	346.39
December 31, 2024	237.46	237.03

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2025	18,125,609	4,673,279	4,584,992	25.3%
March 31, 2025	16,866,251	4,171,783	4,089,782	24.2%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2025	—	62.17	—	57.84	120.01
March 31, 2026	—	93.76	—

March 31, 2026 (Est.)				—	120.01

*Note 3:	Revision from the previously announced dividend forecast: No

Regarding the interim dividend for the fiscal year ending March 31, 2026, we have decided the dividend per share of ¥93.76 by applying the dividend payout ratio of 39% to earnings per share for the six months ended September 30, 2025.

For the fiscal year ending March 31, 2026, the annual dividend will be the higher of either a payout ratio of 39% or ¥120.01 per share. The minimum dividend amount is shown in the above table. If the net income attributable to ORIX Corporation Shareholders for the fiscal year ending March 31, 2026 is ¥440 billion, as stated in the consolidated earnings forecast below, the annual dividend per share is expected to be ¥153.67.

3. Forecast for the Year Ending March 31, 2026 (Unaudited)

	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2026	640,000	33.2%	440,000	25.1%

*Note 4:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

*Note 5:	Revision from previously announced forecast for the year ending March 31, 2026: No

4. Other Information

(1) Significant Changes in Scope of Consolidation	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,162,962,244 as of December 31, 2025, and 1,162,962,244 as of March 31, 2025.

2. The number of treasury stock was 52,746,882 as of December 31, 2025, and 23,259,695 as of March 31, 2025.

3. The average number of outstanding shares was 1,122,324,067 for the nine months ended December 31, 2025, and 1,144,429,487 for the nine months ended December 31, 2024.

The Company’s shares held through the Board Incentive Plan Trust (3,386,167 shares as of December 31, 2025, and 3,413,000 shares as of March 31, 2025) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2025 to December 31, 2025 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Nine Months Ended December 31, 2025

		Nine months ended December 31, 2024	Nine months ended December 31, 2025	Change
				Amount	Percent (%)
Total Revenues	(millions of yen)	2,154,484	2,408,910	254,426	12
Total Expenses	(millions of yen)	1,863,760	2,042,626	178,866	10
Income before Income Taxes	(millions of yen)	383,377	567,719	184,342	48
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	271,777	389,675	117,898	43
Earnings Per Share (Basic)	(yen)	237.46	347.14	109.68	46
(Diluted)	(yen)	237.03	346.39	109.36	46
ROE (Annualized) *1	(%)	9.0	12.0	3.0	—
ROA (Annualized) *2	(%)	2.18	2.97	0.79	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2025 to December 31, 2025)

Total revenues for the nine months ended December 31, 2025 increased 12% to ¥2,408,910 million compared to ¥2,154,484 million during the same period of the previous fiscal year primarily due to gains on investment securities and dividends, including the recognition of a gain of ¥11,840 million related to the transfer of shares of Greenko Energy Holdings, as well as increases in life insurance premiums and related investment income, and service income.

Total expenses increased 10% to ¥2,042,626 million compared to ¥1,863,760 million during the same period of the previous fiscal year primarily due to increases in life insurance costs and selling, general and administrative expenses.

Equity in net income of equity method investments increased 81% to ¥87,720 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net increased 157% to ¥113,715 million compared to the same period of the previous fiscal year, mainly due to the recognition of a gain of ¥83,135 million from the transfer of shares of Greenko Energy Holdings.

Due to the above results, income before income taxes for the nine months ended December 31, 2025 increased 48% to ¥567,719 million compared to ¥383,377 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 43% to ¥389,675 million compared to ¥271,777 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the nine months ended December 31, 2025 increased 40% to ¥596,444 million compared to the same period of the previous fiscal year.

Segment information for the nine months ended December 31, 2025 is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Nine months ended December 31, 2024 (millions of yen)	Nine months ended December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	66,214	80,181	13,967	21

	As of March 31, 2025 (millions of yen)	As of December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,884,565	1,874,478	(10,087)	(1)

Segment profits increased 21% to ¥80,181 million compared to the same period of the previous fiscal year primarily due to increases in operating leases revenues, equity in net income of equity method investments, gains on sales of subsidiaries and equity method investments, and finance revenues.

Segment assets decreased 1% to ¥1,874,478 million compared to the end of the previous fiscal year primarily due to decreases in installment loans, loans to ORIX and its subsidiaries, equity method investments, and advances for finance lease and operating lease, partially offset by increases in investment in operating leases, and net investment in leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Nine months ended December 31, 2024 (millions of yen)	Nine months ended December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	59,656	56,875	(2,781)	(5)

	As of March 31, 2025 (millions of yen)	As of December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,158,293	1,202,543	44,250	4

Segment profits decreased 5% to ¥56,875 million compared to the same period of the previous fiscal year primarily due to a decrease in operating leases revenues and increases in costs of goods and real estate sold and selling, general and administrative expenses, partially offset by an increase in services income.

Segment assets increased 4% to ¥1,202,543 million compared to the end of the previous fiscal year primarily due to increases in investment in operating leases, equity method investments, and inventories, partially offset by decreases in property under facility operations, and trade notes, accounts and other receivable.

PE Investment and Concession: Private equity investment and concession

	Nine months ended December 31, 2024 (millions of yen)	Nine months ended December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	66,181	93,956	27,775	42

	As of March 31, 2025 (millions of yen)	As of December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,022,944	1,150,598	127,654	12

Segment profits increased 42% to ¥93,956 million compared to the same period of the previous fiscal year primarily due to increases in equity in net income of equity method investments, sales of goods and real estate, and services income, partially offset by the absence of gains on sales of subsidiaries and equity method investments recorded in the first quarter of the previous fiscal year.

Segment assets increased 12% to ¥1,150,598 million compared to the end of the previous fiscal year primarily due to increases in equity method investments, property under facility operations, goodwill, intangible assets acquired in business combinations, partially offset by a decrease in cash and cash equivalents.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

	Nine months ended December 31, 2024 (millions of yen)	Nine months ended December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	13,165	122,217	109,052	828

	As of March 31, 2025 (millions of yen)	As of December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,016,175	1,005,058	(11,117)	(1)

Segment profits increased 828% to ¥122,217 million compared to the same period of the previous fiscal year primarily due to increases in gains on sales of subsidiaries and equity method investments and gains on investment securities and dividends.

Segment assets decreased 1% to ¥1,005,058 million compared to the end of the previous fiscal year primarily due to a decrease in equity method investments, partially offset by increases in investment in securities and advances for property under facility operations.

Insurance: Life insurance

	Nine months ended December 31, 2024 (millions of yen)	Nine months ended December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	61,735	74,141	12,406	20

	As of March 31, 2025 (millions of yen)	As of December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,009,234	3,202,971	193,737	6

Segment profits increased 20% to ¥74,141 million compared to the same period of the previous fiscal year primarily due to an increase in life insurance premiums and related investment income.

Segment assets increased 6% to ¥3,202,971 million compared to the end of the previous fiscal year primarily due to increases in reinsurance recoverables and investment in securities, partially offset by a decrease in cash and cash equivalents.

Banking and Credit: Banking and consumer finance

	Nine months ended December 31, 2024 (millions of yen)	Nine months ended December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	22,085	19,907	(2,178)	(10)

	As of March 31, 2025 (millions of yen)	As of December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,144,571	3,259,870	115,299	4

Segment profits decreased 10% to ¥19,907 million compared to the same period of the previous fiscal year primarily due to a decrease in gains on investment securities and dividends.

Segment assets increased 4% to ¥3,259,870 million compared to the end of the previous fiscal year primarily due to increases in cash and cash equivalents and installment loans, partially offset by a decrease in investment in securities.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage

	Nine months ended December 31, 2024 (millions of yen)	Nine months ended December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	44,598	48,619	4,021	9

	As of March 31, 2025 (millions of yen)	As of December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,231,973	1,278,510	46,537	4

Segment profits increased 9% to ¥48,619 million compared to the same period of the previous fiscal year primarily due to increases in services income, equity in net income of equity method investment, and operating leases revenues, partially offset by a decrease in finance revenues.

Segment assets increased 4% to ¥1,278,510 million compared to the end of the previous fiscal year primarily due to a general increase as a result of foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

	Nine months ended December 31, 2024 (millions of yen)	Nine months ended December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	27,836	13,982	(13,854)	(50)

	As of March 31, 2025 (millions of yen)	As of December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,593,939	2,085,567	491,628	31

Segment profits decreased 50% to ¥13,982 million compared to the same period of the previous fiscal year primarily due to an increase in selling, general and administrative expenses, and a decrease in gains on sales of subsidiaries and equity method investments, partially offset by an increase in gains on investment securities and dividends.

Segment assets increased 31% to ¥2,085,567 million compared to the end of the previous fiscal year due to an increase in goodwill, intangible assets acquired in business combinations as a result of a new acquisition of a subsidiary in the second quarter of fiscal 2026, and increases in installment loans and trade notes, accounts and other receivables, and investment in securities.

ORIX Europe: Asset management of global equity and fixed income

	Nine months ended December 31, 2024 (millions of yen)	Nine months ended December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	38,141	47,305	9,164	24

	As of March 31, 2025 (millions of yen)	As of December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	669,306	796,913	127,607	19

Segment profits increased 24% to ¥47,305 million compared to the same period of the previous fiscal year primarily due to increases in gains on sales of subsidiaries and equity method investments, and services income, partially offset by an increase in equity in net loss of equity method investments.

Segment assets increased 19% to ¥796,913 million compared to the end of the previous fiscal year primarily due to a general increase as a result of foreign exchange effects.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Nine months ended December 31, 2024 (millions of yen)	Nine months ended December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	27,904	39,261	11,357	41

	As of March 31, 2025 (millions of yen)	As of December 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,725,627	1,851,494	125,867	7

Segment profits increased 41% to ¥39,261 million compared to the same period of the previous fiscal year primarily due to increases in gains on investment securities and dividends, gains on sales of subsidiaries and equity method investments, and operating leases revenues and a decrease in provision for credit losses.

Segment assets increased 7% to ¥1,851,494 million compared to the end of the previous fiscal year primarily due to a general increase as a result of foreign exchange effects.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2025	As of December 31, 2025	Change
				Amount	Percent (%)
Total Assets	(millions of yen)	16,866,251	18,125,609	1,259,358	7
(Segment Assets)		16,456,627	17,708,002	1,251,375	8
Total Liabilities	(millions of yen)	12,691,036	13,401,785	710,749	6
(Short-term and Long-term Debt)		6,282,798	6,713,384	430,586	7
(Deposits)		2,449,812	2,652,659	202,847	8
Shareholders’ Equity *1	(millions of yen)	4,089,782	4,584,992	495,210	12
Shareholders’ Equity Per Share *2	(yen)	3,599.24	4,142.46	543.22	15

*Note 1:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity” based on U.S. GAAP.
*Note 2:	“Shareholders’ Equity Per Share” is calculated using “Total ORIX Corporation Shareholders’ Equity”.

Total assets increased 7% to ¥18,125,609 million compared to the end of the previous fiscal year primarily due to increases in installment loans, investment in operating leases, investment in securities and other assets (mainly goodwill, intangible assets acquired in business combinations and reinsurance recoverable), primarily offset by a decrease in equity method investments. In addition, segment assets increased 8% to ¥17,708,002 million compared to the end of the previous fiscal year.

Total liabilities increased 6% to ¥13,401,785 million compared to the end of the previous fiscal year primarily due to increases in short-term and long-term debt and deposits, primarily offset by a decrease in policy liabilities and policy account balances.

Shareholders’ equity increased 12% to ¥4,584,992 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2025	As of December 31, 2025
Cash and Cash Equivalents		1,206,573	1,307,029
Restricted Cash		115,410	113,246
Net Investment in Leases		1,167,380	1,255,896
Installment Loans		4,081,019	4,315,671
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥97,694 million
December 31, 2025	¥143,605 million
Allowance for Credit Losses		(56,769)	(73,626)
Investment in Operating Leases		1,967,178	2,135,764
Investment in Securities		3,234,547	3,382,123
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥41,018 million
December 31, 2025	¥43,712 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2025
Amortized Cost	¥3,174,036 million
Allowance for Credit Losses	¥(670) million
December 31, 2025
Amortized Cost	¥3,361,024 million
Allowance for Credit Losses	¥(646) million
Property under Facility Operations		771,851	783,123
Equity method investments		1,320,015	1,303,002
Trade Notes, Accounts and Other Receivable		411,012	473,939
Inventories		229,229	260,147
Office Facilities		191,957	196,857
Other Assets		2,226,849	2,672,438
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥2,586 million
December 31, 2025	¥1,125 million

Total Assets		16,866,251	18,125,609

Liabilities and Equity
Short-term Debt		549,680	691,245
Deposits		2,449,812	2,652,659
Trade Notes, Accounts and Other Payable		339,787	333,720
Policy Liabilities and Policy Account Balances		1,948,047	1,713,850
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥136,257 million
December 31, 2025	¥145,034 million
Current and Deferred Income Taxes		578,781	720,086
Long-term Debt		5,733,118	6,022,139
Other Liabilities		1,091,811	1,268,086

Total Liabilities		12,691,036	13,401,785

Redeemable Noncontrolling Interests		3,432	50,545

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		234,193	235,187
Retained Earnings		3,354,911	3,573,783
Accumulated Other Comprehensive Income		341,298	723,439
Treasury Stock, at Cost		(61,731)	(168,528)

Total ORIX Corporation Shareholders’ Equity		4,089,782	4,584,992
Noncontrolling Interests		82,001	88,287

Total Equity		4,171,783	4,673,279

Total Liabilities and Equity		16,866,251	18,125,609

Note:	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2025	As of December 31, 2025
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(403,914)	(548,095)
Impact of changes in policy liability discount rate	416,124	825,206
Debt valuation adjustments	49	216
Defined benefit pension plans	14,791	20,661
Foreign currency translation adjustments	304,657	419,255
Net unrealized gains on derivative instruments	9,591	6,196

Total	341,298	723,439

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2024	Nine months ended December 31, 2025
Revenues :
Finance revenues	245,873	272,624
Gains on investment securities and dividends	13,186	63,660
Operating leases	465,668	473,088
Life insurance premiums and related investment income	403,991	470,436
Sales of goods and real estate	272,143	311,310
Services income	753,623	817,792

Total Revenues	2,154,484	2,408,910

Expenses :
Interest expense	124,257	144,519
Costs of operating leases	293,495	305,822
Life insurance costs	302,178	353,788
Costs of goods and real estate sold	198,276	233,725
Services expense	442,808	467,345
Other (income) and expense	17,959	288
Selling, general and administrative expenses	470,198	516,667
Provision for credit losses	13,364	17,140
Write-downs of long-lived assets	678	2,390
Write-downs of securities	547	942

Total Expenses	1,863,760	2,042,626

Operating Income	290,724	366,284
Equity in Net Income of Equity method investments	48,367	87,720
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	44,286	113,715

Income before Income Taxes	383,377	567,719
Provision for Income Taxes	111,678	172,303

Net Income	271,699	395,416

Net Income (Loss) Attributable to the Noncontrolling Interests	(265)	5,377

Net Income Attributable to the Redeemable Noncontrolling Interests	187	364

Net Income Attributable to ORIX Corporation Shareholders	271,777	389,675

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Nine months ended December 31, 2024	Nine months ended December 31, 2025
Net Income :	271,699	395,416

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(108,151)	(144,190)
Impact of changes in policy liability discount rate	123,504	409,082
Net change of debt valuation adjustments	(4)	167
Net change of defined benefit pension plans	(592)	5,868
Net change of foreign currency translation adjustments	55,331	119,664
Net change of unrealized gains (losses) on derivative instruments	(6,441)	(3,380)
Total other comprehensive income	63,647	387,211

Comprehensive Income	335,346	782,627

Comprehensive Income Attributable to the Noncontrolling Interests	2,244	8,091

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	289	2,748

Comprehensive Income Attributable to ORIX Corporation Shareholders	332,813	771,788

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

There are no changes in accounting policies.

(7) Segment Information (Unaudited)

The Group CEO, as the Chief Operating Decision Maker (“CODM”), regularly assesses segment performance and allocates management resources by using the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders of each business segment.

An overview of the operations for each of the ten operating segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia

The accounting policies of the segments are almost the same as accounting policies for condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

Segment information for the nine months ended December 31, 2024 and nine months ended December 31, 2025 is as follows:

	Millions of yen
	Nine months ended December 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	46,552	3,608	9,092	895	229	44,241	4,670
Gains on investment securities and dividends	2,533	954	723	3,463	0	248	15
Operating leases	211,512	48,791	31,434	59	0	0	67,709
Life insurance premiums and related investment income	0	0	0	0	405,993	0	0
Sales of goods and real estate	2,850	78,491	183,946	2,332	0	0	520
Services income	80,853	238,393	47,485	129,836	(1)	2,202	11,038

Total Segment Revenues	344,300	370,237	272,680	136,585	406,221	46,691	83,952

Interest expense	5,168	1,822	2,613	9,135	153	4,455	13,930
Costs of operating leases	149,591	17,987	19,843	14	0	0	29,525
Life insurance costs	0	0	0	0	302,317	0	0
Costs of goods and real estate sold	2,272	64,362	127,365	1,294	0	0	491
Services expense	44,276	193,154	33,049	100,096	0	5,142	4,048
Other (income) and expense	13,147	1,282	(301)	1,503	(112)	(54)	1,595
Selling, general and administrative expenses	66,910	31,503	63,444	16,519	42,121	15,740	8,123
Provision for credit losses, and write-downs of long-lived assets and securities	1,724	61	109	258	7	586	(1)

Total Segment Expenses	283,088	310,171	246,122	128,819	344,486	25,869	57,711

Equity in Net income (Loss) of equity method investments and others	5,002	(410)	39,623	5,399	(0)	1,263	18,357

Segment Profits	66,214	59,656	66,181	13,165	61,735	22,085	44,598

Significant non-cash items:
Depreciation and amortization	117,513	14,223	19,084	24,732	14,955	441	22,582
Increase in policy liabilities and policy account balances	0	0	0	0	163,838	0	0
Expenditures for long-lived assets	153,997	64,839	12,845	30,768	90	14	227,595

	Millions of yen
	Nine months ended December 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	77,857	3,181	56,457	246,782
Gains on investment securities and dividends	3,034	2,107	200	13,277
Operating leases	524	0	101,381	461,410
Life insurance premiums and related investment income	0	0	0	405,993
Sales of goods and real estate	410	0	596	269,145
Services income	35,095	188,136	17,642	750,679

Total Segment Revenues	116,920	193,424	176,276	2,147,286

Interest expense	31,186	539	31,735	100,736
Costs of operating leases	1,007	0	73,276	291,243
Life insurance costs	0	0	0	302,317
Costs of goods and real estate sold	236	0	534	196,554
Services expense	1,653	49,670	11,171	442,259
Other (income) and expense	(2,695)	4,024	(1,324)	17,065
Selling, general and administrative expenses	67,624	102,149	33,295	447,428
Provision for credit losses, and write-downs of long-lived assets and securities	4,307	115	7,423	14,589

Total Segment Expenses	103,318	156,497	156,110	1,812,191

Equity in Net income (Loss) of equity method investments and others	14,234	1,214	7,738	92,420

Segment Profits	27,836	38,141	27,904	427,515

Significant non-cash items:
Depreciation and amortization	1,889	4,783	70,559	290,761
Increase in policy liabilities and policy account balances	0	0	0	163,838
Expenditures for long-lived assets	1,325	694	132,503	624,670

	Millions of yen
	Nine months ended December 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	52,245	3,695	9,822	7,880	106	59,112	3,031
Gains on investment securities and dividends	1,995	1,832	1,119	20,555	0	(5,379)	378
Operating leases	226,740	35,104	26,812	68	0	0	73,908
Life insurance premiums and related investment income	0	0	0	0	472,355	0	0
Sales of goods and real estate	3,485	86,824	213,985	2,246	0	0	785
Services income	81,469	265,185	59,279	128,297	0	1,868	16,947

Total Segment Revenues	365,934	392,640	311,017	159,046	472,461	55,601	95,049

Interest expense	8,737	4,033	3,888	11,222	401	14,088	14,943
Costs of operating leases	156,830	18,339	17,012	14	0	0	34,793
Life insurance costs	0	0	0	0	354,291	0	0
Costs of goods and real estate sold	2,808	75,283	150,998	1,399	0	0	811
Services expense	45,915	205,195	40,288	98,405	0	4,854	6,210
Other (income) and expense	14,390	(2,489)	(4,065)	(7,274)	(3)	(60)	(947)
Selling, general and administrative expenses	66,550	34,014	66,879	19,056	43,644	17,736	10,643
Provision for credit losses, and write-downs of long-lived assets and securities	875	796	952	602	(13)	300	(1)

Total Segment Expenses	296,105	335,171	275,952	123,424	398,320	36,918	66,452

Equity in Net income (Loss) of equity method investments and others	10,352	(594)	58,891	86,595	(0)	1,224	20,022

Segment Profits	80,181	56,875	93,956	122,217	74,141	19,907	48,619

Significant non-cash items:
Depreciation and amortization	124,818	14,547	15,960	23,931	15,246	(476)	24,254
Increase in policy liabilities and policy account balances	0	0	0	0	310,601	0	0
Expenditures for long-lived assets	174,700	42,063	13,622	35,064	118	153	197,329

	Millions of yen
	Nine months ended December 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	80,950	2,467	54,392	273,700
Gains on investment securities and dividends	25,775	11,838	5,626	63,739
Operating leases	1,893	0	103,928	468,453
Life insurance premiums and related investment income	0	0	0	472,355
Sales of goods and real estate	1,354	0	332	309,011
Services income	45,829	199,744	16,857	815,475

Total Segment Revenues	155,801	214,049	181,135	2,402,733

Interest expense	39,995	454	28,695	126,456
Costs of operating leases	2,127	0	74,320	303,435
Life insurance costs	0	0	0	354,291
Costs of goods and real estate sold	829	0	278	232,406
Services expense	1,372	52,853	11,002	466,094
Other (income) and expense	(842)	4,323	(459)	2,574
Selling, general and administrative expenses	86,483	115,868	34,879	495,752
Provision for credit losses, and write-downs of long-lived assets and securities	11,348	148	5,464	20,471

Total Segment Expenses	141,312	173,646	154,179	2,001,479

Equity in Net income (Loss) of equity method investments and others	(507)	6,902	12,305	195,190

Segment Profits	13,982	47,305	39,261	596,444

Significant non-cash items:
Depreciation and amortization	1,646	5,178	71,666	296,770
Increase in policy liabilities and policy account balances	0	0	0	310,601
Expenditures for long-lived assets	3,001	540	140,711	607,301

Segment information as of March 31, 2025 and December 31, 2025 is as follows:

	Millions of yen
	As of March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	569,380	45,810	1,640	2,092	0	0	0
Installment loans	424,370	30	124,411	3,609	12,805	2,511,736	36,119
Investment in operating leases	557,625	311,377	46,796	237	26,167	0	599,813
Investment in securities	29,690	6,209	6,117	32,032	2,234,453	305,441	9,387
Property under facility operations and servicing assets	43,857	175,153	53,832	487,241	0	0	28
Inventories	433	182,652	41,021	2,551	0	0	1,588
Advances for finance lease and operating lease	6,177	78,044	3	0	0	0	27,816
Equity method investments	16,375	177,956	148,274	170,946	35,865	43,934	402,567
Advances for property under facility operations	143	7,401	728	70,081	0	0	0
Goodwill, intangible assets acquired in business combinations	25,268	50,801	331,003	120,743	4,452	0	43,024
Other assets *	211,247	122,860	269,119	126,643	695,492	283,460	111,631

Segment Assets	1,884,565	1,158,293	1,022,944	1,016,175	3,009,234	3,144,571	1,231,973

	Millions of yen
	As of March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	451	0	547,966	1,167,339
Installment loans	652,805	0	315,128	4,081,013
Investment in operating leases	21,260	0	394,764	1,958,039
Investment in securities	487,022	86,008	37,768	3,234,127
Property under facility operations and servicing assets	76,469	0	1,844	838,424
Inventories	137	0	615	228,997
Advances for finance lease and operating lease	0	0	4,833	116,873
Equity method investments	54,817	8,578	260,395	1,319,707
Advances for property under facility operations	0	0	51	78,404
Goodwill, intangible assets acquired in business combinations	171,884	354,801	6,986	1,108,962
Other assets *	129,094	219,919	155,277	2,324,742

Segment Assets	1,593,939	669,306	1,725,627	16,456,627

*

Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

	Millions of yen
	As of December 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	589,008	40,667	1,222	1,889	0	0	12,254
Installment loans	391,093	17	131,176	5,410	14,370	2,642,515	21,703
Investment in operating leases	599,100	345,162	46,821	228	25,907	0	611,853
Investment in securities	31,715	10,488	10,149	152,459	2,306,121	160,041	4,838
Property under facility operations and servicing assets	42,289	155,954	82,387	490,696	0	0	25
Inventories	552	210,063	43,401	3,966	0	0	1,203
Advances for finance lease and operating lease	1,874	61,979	18	0	0	0	24,855
Equity method investments	8,478	210,638	216,766	9,664	44,095	44,270	433,424
Advances for property under facility operations	5	7,726	4,912	89,042	0	0	0
Goodwill, intangible assets acquired in business combinations	24,612	49,228	352,623	114,513	4,452	0	59,083
Other assets *	185,752	110,621	261,123	137,191	808,026	413,044	109,272

Segment Assets	1,874,478	1,202,543	1,150,598	1,005,058	3,202,971	3,259,870	1,278,510

	Millions of yen
	As of December 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	437	0	610,397	1,255,874
Installment loans	819,477	0	289,885	4,315,646
Investment in operating leases	31,000	0	466,696	2,126,767
Investment in securities	548,950	103,314	53,462	3,381,537
Property under facility operations and servicing assets	81,236	0	2,098	854,685
Inventories	466	0	315	259,966
Advances for finance lease and operating lease	0	0	5,876	94,602
Equity method investments	77,924	5,799	251,703	1,302,761
Advances for property under facility operations	0	0	3	101,688
Goodwill, intangible assets acquired in business combinations	344,193	397,381	7,179	1,353,264
Other assets *	181,884	290,419	163,880	2,661,212

Segment Assets	2,085,567	796,913	1,851,494	17,708,002

*

Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen
	Nine months ended December 31, 2024	Nine months ended December 31, 2025
Segment revenues:
Total revenues for segments	2,147,286	2,402,733
Revenues related to corporate assets	50,076	63,948
Revenues from inter-segment transactions	(42,878)	(57,771)

Total consolidated revenues	2,154,484	2,408,910

Segment profits:
Total profits for segments	427,515	596,444
Corporate profits (losses)	(44,274)	(34,914)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	136	6,189

Total consolidated income before income taxes	383,377	567,719

(8) Cash flow information (Unaudited)

ORIX Group does not prepare the consolidated statements of cash flows for the nine months ended December 31, 2025. Depreciation and amortization for the nine months ended December 31, 2024 and 2025 were ¥295,149 million and ¥301,100 million, respectively.

(9) Subsequent Events

There are no material subsequent events.